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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING           SEC FILE NUMBER
                                                                  2-97254-NY
                                                                ---------------

(Check One):                                                    CUSIP NUMBER
                                                                33762A 10 6
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[X] Form 10-K and Form 10-KSB     [  ] Form 20-F     [  ] Form 11-K

       [  ] Form 10-Q and Form 10-QSB            [  ] Form N-SAR

          For Period Ended:  December 31, 1997    .
                            ---------------------

          [  ]  Transition Report on Form 10-K
          [  ]  Transition Report on Form 20-F
          [  ]  Transition Report on Form 11-K
          [  ]  Transition Report on Form 10-Q
          [  ]  Transition Report on Form N-SAR
          For the Transition Period Ended:


  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

  Full Name of Registrant:                  FirstAmerica Automotive, Inc.
  Former Name if Applicable:                Pacific National Venture, Inc.
  Address of Principal Executive Office:    601 Brannan Street
                                            San Francisco, CA  94107

PART II - RULES 12B-25(B) AND (C)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ] (c)  The accountant's statement or other exhibit required by Rule 12b-
     25(c) has been attached if applicable.
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PART III - NARRATIVE

  State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

  Please see Attachment 1A.

PART IV - OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification:

      Debra Smithart     Chief Financial Officer    (650) 985-2119

  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                  [X] Yes     [  ] No
                                                  (None were required.)

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [X] Yes     [  ] No

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  Please see Attachment 1B

SIGNATURE

FirstAmerica Automotive, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                   FIRSTAMERICA AUTOMOTIVE, INC.


Date: 4/29/98                       By:        /s/ Debra Smithart
                                               --------------------------------
                                               Debra Smithart
                                               Chief Financial Officer
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                                 ATTACHMENT 1A

PART III--NARRATIVE

Prior to July 11, 1997, the registrant had no material assets or operations. On that date, the registrant combined with a group of six automobile dealerships under common ownership and control and subsequently acquired an additional eight automobile dealerships in the year ended December 31, 1997. Management has devoted substantially all of its limited resources to the acquisition and management of these assets and the preparation of its audited financial statements for the year ended December 31, 1997. In consideration of this allocation of the registrant's resources, the registrant cannot, as of this date, complete the preparation of its Annual Report on Form 10-K for the year ended December 31, 1997 (its first filing required pursuant to Section 15(d) of the Securities and Exchange Act of 1934, as amended) by the filing deadline thereof without unreasonable effort and expense.

                                 ATTACHMENT 1B
PART IV(3)--OTHER INFORMATION

The earnings statements to be included in the registrant's Annual Report on Form 10-K for the year ended December 31, 1997, will differ substantially from the results of operations for the corresponding prior year period due to numerous acquisitions made by the registrant during the last fiscal year.